UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-12454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.

150 West Church Avenue

Maryville, TN 37801

Exhibit index appears at page 15. This report contains a total of 16 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements

and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Louisville, Kentucky

June 27, 2008

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investment at fair value:
Company stock fund	$1,904,895	$5,198,505
Mutual funds	19,696,819	15,753,930
Common/collective trust	2,991,998	2,561,642
Loans to participants	913,018	725,209
Total investments at fair value	25,506,730	24,239,286

Contributions receivable:
Participants	__	7,584
Employer	__	902
	__	8,486
Net assets available for benefits at fair value	25,506,730	24,247,772

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,003	36,372
Net assets available for benefits	$25,515,733	$24,284,144

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

December 31, 2007

Additions:
Contributions:
Participants	$3,624,180
Employer	892,001
Total additions	4,516,181

Deductions:
Investment income (loss):
Net depreciation in fair value of investments	(2,299,221)
Dividends and interest income	433,136
Total investment loss	(1,866,085)
Distributions to participants	(2,177,941)
Administrative expenses	(66,310)
Total deductions	(4,110,336)
Net increase in net assets before transfers from other plans	405,845
Net transfers from other plans	825,744
Net increase	1,231,589
Net assets available for benefits at beginning of year	24,284,144
Net assets available for benefits at end of year	$25,515,733
See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2007 and December 31, 2006

(1)	Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary, defined contribution plan covering all employees of Ruby Tuesday, Inc. (the “Company”). Employees are eligible to participate in the Plan at six months of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The general administration of the Plan is the responsibility of the Plan Committee (the “Committee”) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

(b)	Contributions

Participants may contribute between 2% and 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and between 1% and 10% of their annual compensation as after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, seventeen mutual funds and one stable return fund as investment options for participants. Prior to January 1, 2007 the Company matched 20% of the participant’s pre-tax contribution for those employees who had completed at least 3 years of service but fewer than 10 years of service; 30% of the participant’s pre-tax contribution for those employees who had completed at least 10 years of service but fewer than 20 years; and 40% of the participant’s pre-tax contribution for those employees who had completed at least 20 years of service.

On December 14, 2006, the Plan was amended whereby the Company will match, up to the first six percent of annual pre-tax compensation, 20% of the participant’s pre-tax contribution for those employees who have completed less than 5 years of service; 40% of the participant’s pre-tax contribution for those employees who have completed at least 5 years of service but fewer than 10 years of service; and 50% of the participant’s pre-tax contribution for those employees who have completed at least 10 years of service, for all contributions made after January 1, 2007. The maximum employee contribution to the Plan and the maximum contribution to which an employer match would be credited for the 2007 plan year was $15,500.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2007 and December 31, 2006

(d)	Vesting

Prior to January 1, 2007, participants were 100% vested in their contributions and respective matching Company contributions plus actual earnings thereon.

On December 14, 2006, the Plan was amended to establish new vesting provisions effective January 1, 2007 whereby participants are 100% vested in the matching Company contributions plus actual earnings thereon after the completion of 3 years of service.

(e)	Payment of Benefits

On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at an interest rate of prime +1%. The loans are secured by the balance in the participant’s account. Loans outstanding at December 31, 2007 and 2006 had interest rates ranging from 4.75% to 10.50% and 4.50% to 10.50%, respectively.

(g)	Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $12,178 and $0, respectively. These accounts will be used to reduce future employer contributions. Also in 2007, employer contributions were reduced by $2,955 from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value based on quoted market prices on the last business day of the Plan year. Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

As described in Financial Accounting Standards Board (“FASB”) Staff Positions, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2007 and December 31, 2006

attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the common/collective trust. The Plan adopted the FSP as of December 31, 2006. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

(d)	Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	New Accounting Pronouncements

In September 2007, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the impact SFAS 157 will have on the financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 permits an entity to recognize the benefits of uncertain tax positions only where the position is “more likely than not” to be sustained in the event of examination by tax authorities. The maximum tax benefit recognized is limited to the amount that is more than 50% likely to be realized upon ultimate settlement. The Plan adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material impact on the Plan’s financial statements.

(3)	Investments

The Plan’s investments are held by a trust fund that is administered by Wells Fargo Bank N.A., who has served as trustee since January 2005.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2007 and December 31, 2006

	2007	2006
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool	$ 1,904,895	$ 5,198,505
Mutual funds:
Wells Fargo Advantage Small Cap Value Fund	3,774,638	3,383,729
Oppenheimer Global Fund	2,477,858	2,224,399
Putnam Asset Allocation Balanced Portfolio Class A Fund	1,708,482	*
Davis NY Venture Fund A	1,684,483	1,524,185
Wells Fargo Advantage Index Fund	1,594,969	1,404,829
Dodge & Cox International Stock Fund	1,430,924	*
Wells Fargo Advantage Total Return Bond Fund	1,348,998	1,269,971
Investments at estimated fair value:
Common/collective trust:
Wells Fargo Stable Return Fund S	2,991,998	2,561,642

* Less than 5% of plan’s net assets in applicable year

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,299,221 as follows:

Company stock fund	$ (3,261,629)
Mutual funds	827,820
Common/collective trust	134,588
Total	$ (2,299,221)

(4)	Plan Termination

Although it has not expressed any intent to do so, the Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would become 100% vested in their employer contributions and would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Committee and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2007 and December 31, 2006

(6)	Transactions with Parties-In-Interest

The Company stock fund invests in Company stock. At December 31, 2007 and 2006, this fund held 187,009 and 182,309 shares of Company stock, respectively, with market values of $1,823,338 or $9.75 per share and $5,002,559 or $27.44 per share, respectively. The Company stock fund also held $81,557 and $195,946 in the Wells Fargo Advantage Money Market Fund as of December 31, 2007 and 2006, respectively.

Certain Plan investments are shares of mutual funds, a common/collective trust, and a money market fund managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $66,310 for the year ended December 31, 2007.

(7)	Net Transfers From Other Plans

In December 2006, the Company, through its subsidiaries, acquired the remaining partnership interests in RT South Florida Franchise, LP (“RT South Florida”). Participant balances held by the RTI Franchise Management Association, Inc. 401(k) Plan for RT South Florida employees were transferred into the Plan in April 2007. In June 2007, the Company, through its subsidiaries, acquired the remaining partnership interests in RT West Palm Beach Franchise, LP (“RT West Palm Beach”). Participant balances held by the RTI Franchise Management Association, Inc. 401(k) Plan for RT West Palm Beach employees were transferred into the Plan in July 2007.

Plan asset transfers are as follows:

Net assets transferred from RT West Palm Beach	$490,467
Net assets transferred from RT South Florida	335,277
$825,744

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$25,515,733
Less adjustment from fair value to contract value for fully benefit-
responsive investments contracts	(9,003)
Net assets available for benefits per the Form 5500	$25,506,730

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2007 and December 31, 2006

The following is a reconciliation of investment loss per the financial statements to the Form 5500:

Total investment loss per the financial statements	$(1,866,085)
Less adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(9,003)
Total investment loss per the Form 5500	$(1,875,088)

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Subsequent Event

In October 2007, the Company, through its subsidiaries, acquired the remaining partnership interest in RT Michigan Franchise, LLC (“RT Michigan”) and RT Detroit Franchise, LLC (“RT Detroit”). In January 2008, participant balances held by the RTI Franchise Management Association, Inc. 401(k) Plan for RT Michigan and RT Detroit employees totaling approximately $379,000 were transferred into the Plan.

Schedule 1

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Part IV 4i
EIN: 63-0475239
Plan Number 001
December 31, 2007
Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund **:
Ruby Tuesday, Inc. common stock pool*	187,009 shares of common stock	$2,432,846	$1,904,895
Mutual Funds:
Wells Fargo Advantage Small Cap Value Fund*	128,273 shares of mutual fund	3,515,168	3,774,638
Oppenheimer Global Fund	34,081 shares of mutual fund	2,050,386	2,477,858
Putnam Asset Allocation Balanced Portfolio Class A Fund	138,243 shares of mutual fund	1,649,361	1,708,482
Davis NY Venture Fund A	42,020 shares of mutual fund	1,457,049	1,684,483
Wells Fargo Advantage Index Fund*	28,608 shares of mutual fund	1,308,844	1,594,969
Dodge & Cox International Stock Fund	29,375 shares of mutual fund	1,338,805	1,430,924
Wells Fargo Advantage Total Return Bond Fund*	109,761 shares of mutual fund	1,369,894	1,348,998
Putnam Asset Allocation Growth Portfolio Class A Fund	85,821 shares of mutual fund	1,165,088	1,233,252
Calamos Growth	12,835 shares of mutual fund	710,729	750,420
American Funds Fundamental Investors	16,049 shares of mutual funds	739,384	712,596
DWS Dreman High Return Equity Fund	11,853 shares of mutual fund	567,820	551,405
Wells Fargo Advantage Mid Cap Disciplined Fund*	28,182 shares of mutual fund	623,744	551,237
Oppenheimer Capital Appreciation	10,525 shares of mutual fund	465,580	543,452
Putnam Asset Allocation Conservative Class A Fund	44,222 shares of mutual fund	421,575	429,394
Pimco Total Return	37,694 shares of mutual fund	396,622	400,719
Pimco High Yield	38,249 shares of mutual fund	374,710	366,307
American Growth Fund of America Class	4,078 shares of mutual fund	144,419	137,685

Total Mutual Funds		18,299,178	19,696,819
Common/collective trust:
Wells Fargo Stable Return Fund S*	71,944 shares of fund	2,820,503	2,991,998
Participant Loans	Interest rates ranging from 4.75% to 10.50%	—	913,018
	Total Investments	$23,552,527	$25,506,730
* Represents a party-in-interest
** Includes Wells Fargo Advantage Money Market balance of $81,557.
See accompanying report of independent registered public accounting firm.

SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Date: 6/27/08	/s/ Marguerite N. Duffy
Marguerite N. Duffy
Chair, Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm,	16
	dated June 27, 2008

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ruby Tuesday, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 033-20585 and 333-03153) on Form S-8 of Ruby Tuesday, Inc. of our report dated June 27, 2008, with respect to the financial statements and supplemental schedule of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2007 and 2006 and for the year ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.

/s/ KPMG LLP

Louisville, Kentucky

June 27, 2008